Exhibit 99.1

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED QUARTERLY ACTIVITIES REPORT

Production

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) produced approximately 7,900 Boe/d (net) during the second quarter of 2018, exceeding the Company’s previously released production guidance for the second quarter of 7,000 to 7,500 Boe/d. This figure is inclusive of production associated with the Pioneer Natural Resources acquisition (the “Acquisition”) subsequent to its closing on 23rd April.

The Company’s net production for the second quarter inclusive of the Acquisition was 718,108 Boe, including flared gas of 15,082 Boe.  Net production comprised 370,549 barrels of oil, 121,611 barrels of natural gas liquids, and 1,355,691 thousand cubic feet of natural gas. Exclusive of certain prior period adjustments, production for the period was ~54% oil by volume.

The Company’s net production for the first half of the year, including flared gas of 53,112 Boe, was 1,348,296 Boe or approximately 7,449 Boe/d (net), in-line with previously released production guidance for the first half of the year of 7,000 to 7,500 Boe/d. Net production was comprised of 735,790 barrels of oil, 201,124 barrels of natural gas liquids, and 2,468,294 thousand cubic feet of natural gas.

Pricing

The average estimated second quarter price received per barrel of oil excluding the impact of hedging and fixed price physical delivery contracts was US$67.02, per mmbtu of gas was US$2.21, and per barrel of NGL was US$22.37. On a blended basis the average estimated first quarter price received per Boe for all products was US$43.16.

Subsequent to quarter end the Company entered an agreement to sell oil from its legacy McMullen and Atascosa assets to Trafigura through 31 March 2019.  The Company has the option to extend the term of the deal to 30 September 2019 by way of two separate 3 month options.  There is a mutual option to extend the agreement for an additional 3 months to 31 December 2019.  Pricing is based on ICE Brent less transportation costs from the wellhead.

1

Development Activities

Sundance’s production guidance for the third quarter of 2018 is 10,000–11,000 boe/d. As of the date of this report, the Company has two wells that have just initiated flowback and 7 remaining wells that are drilled but not completed. The Company has a dedicated frac crew for the remainder of 2018, providing pricing and availability certainty for all of its 2018 fracs.  The Company is currently in the process of drilling two pads representing its next six wells.

Sundance brought three gross (2.92 net) wells on its legacy acreage into production during the quarter. Initial production results for the McMullen County Paloma Ranch 7H well and the Atascosa County Peeler Ranch 8HC and 9HC wells are in line with well performance expectations.

The Paloma Ranch 7H well had a completed lateral length of 7,690’ and initiated flowback on 2nd June. Initial 30-day production (“IP-30”) results were 1,345 boe/d with oil representing 62% (or 829 bbls) of volumes. The Peeler Ranch 8HC and 9HC wells initiated flowback on 26th June with completed lateral lengths of 5,642’ and 5,820’ respectively. IP-30 results for the Peeler Ranch 8HC well were 484 Boe/d with oil representing 92% (or 443 Bbls) of volumes. IP-30 results for the 9HC well were 446 Boe/d with oil representing 93% (or 415 Bbls) of volumes.

The Company completed drilling (“SPUD to TD”) five additional gross (5.0 net) wells during the second quarter. These comprised the Harlan Bethune 25H, 26H, and 27H three well pad on the Company’s recently acquired Live Oak County assets and the Allen MCM 1HA and 2HA two well pad on its legacy McMullen County Assets.

At quarter’s end, the Company was in the process of drilling four additional gross ([4.0 net) wells, including the Justin Tom 05H and 06H two well pad on its recently acquired Atascosa County assets and the Harlan Bethune 34H and 35H two well pad on its recently acquired Live Oak County assets. As of the date of this report, the Company had completed drilling these wells and mobilized the Patterson 229 rig to the four well James Keith Esse pad and the Patterson 589 rig to the two well Idylwood pad, each on its recently acquired Live Oak county acreage.

At quarter’s end the Company was additionally in the process of fracking the Allen MCM 1HA and 2HA wells. These wells subsequently began initial flowback date on 31st July and the frac spread is mobilizing to the Harlan Bethune 25H, 26H, and 27H three well pad.

The Company is continuing its pad drilling program in the third quarter with specific focus on the newly acquired assets in Live Oak County. The Company currently anticipates bringing nine gross wells online during the third quarter.

In support of these activities, Sundance has executed a one year contract on the Patterson 229 rig and a 90 day contract on the Patterson 589 rig. Both contracts are at fixed day rates.  The Company is additionally in process of finalizing a fixed pricing agreement with a major service provider covering completions services and providing the pressure pumping capacity necessary to execute the Company’s growth plan through the end of 2019.  All service contracts are in-line with the cost assumptions used for the Company’s previously announced capital expenditure program.

Exhibit A: Year to Date Activities Overview

Well Name	County	Spud Date		Frac Start Date	IP Date		Completed Lat Length	30-Day IP Rate (boe/d)	% Oil
Paloma Ranch 7H	McMullen	18-Jan-18		17-May-18	2-Jun-18		7,690’	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18		28-May-18	26-Jun-18		5,642’	484	92%
Peeler Ranch 9HC	Atascosa	24-Mar-18		28-May-18	26-Jun-18		5,820’	446	93%
Allen MCM 1HA	McMullen	21-Apr-18		6-Jul-18	31-Jul-18		8,015’	—	—
Allen MCM 2HA	McMullen	13-May-18		6-Jul-18	31-Jul-18		8,234’	—	—
Harlan Bethune 25H	Live Oak	7-May-18		20-Jul-18	11-Aug-18	(1)	4,973’	—	—
Harlan Bethune 26H	Live Oak	11-May-18		20-Jul-18	11-Aug-18	(1)	4,161’	—	—
Harlan Bethune 27H	Live Oak	13-May-18		20-Jul-18	11-Aug-18	(1)	3,469’	—	—
Justin Tom 05H	Atascosa	17-Jun-18		—	—		—	—	—
Justin Tom 06H	Atascosa	14-Jun-18		—	—		—	—	—
Harlan Bethune 34H	Live Oak	25-Jun-18		—	—		—	—	—
Harlan Bethune 35H	Live Oak	22-Jun-18		—	—		—	—	—
James Keith Esse 06H	Live Oak	26-Jul-18		—	—		—	—	—
James Keith Esse 07H	Live Oak	22-Jul-18		—	—		—	—	—
James Keith Esse 08H	Live Oak	24-Jul-18		—	—		—	—	—
James Keith Esse 09H	Live Oak	20-Jul-18		—	—		—	—	—
Idylwood 04H	Live Oak	3-Aug-18	(1)	—	—		—	—	—
Idylwood 05H	Live Oak	3-Aug-18	(1)	—	—		—	—	—

(1)         Internal Company estimated date.

2

Acquisition of Pioneer Natural Resources Joint Venture

As previously announced, on 23rd April Sundance finalized the Acquisition of approximately 21,900 net acres and 1,700 Boe/d of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources, USA, Inc. for cash consideration of US$220.1 million, subject to post-closing adjustments.

In order to fund the Acquisition, the Company raised US$260.0 million of new equity. Additionally, the Company extinguished its existing term loan of US$125.0 million and reserve-based loan of US$67.0 million with proceeds from a new syndicated second lien term loan of US$250.0 million.

Contemporaneous with the Acquisition closing and the refinanced term loan, the Company entered into a new reserve-based loan with a US$250.0 million face value and initial availability of US$87.5 million, less a US$12.0 million Letter of Credit posted for minimum revenue guarantees under its new midstream contract.

Liquidity Position

As of 30 June 2018, Sundance had US$6.3 million of cash and US$75.5 million additional borrowing capacity on its new reserve-based loan. The Company estimated that it had approximately US$81.8 million of liquidity, inclusive of undrawn borrowing capacity under the reserve-based loan and cash at hand at quarter’s end. The Company expects this liquidity, plus projected EBITDA of US$110.0 million and US$250.0 million of EBITDA in 2018 and 2019, respectively, to be sufficient to fund its 2018 and 2019 development program.

Subsequent to the quarter’s end on 26th July, Sundance drew upon US$10 million of its reserve-based loan to fund continued development activity. This action is in-line with the Company’s budget and capital planning. Following this activity, the Company has US$65.5 million of additional borrowing capacity remaining under the facility.

Hedging

During the quarter, the Company added 2,541,000 barrels of oil hedges with an average floor and ceiling of US$57.93 and US$67.18 per bbl, respectively. This includes exiting certain existing WTI-based hedges and replacing them with Brent hedges to better align with pricing under a recently signed physical marketing contract on the Company’s legacy assets effective 1st July. The average floor and ceiling of the WTI hedges exited were $55.17 and $59.85 respectively, as compared with the average floor and ceiling of $63.74 and $69.30 for the replacement Brent hedges entered.

Subsequent to the quarter, but prior to the issuance of this report, the Company added 1,380,000 bbls of oil hedges in 2019 and 2020 with an average floor and ceiling of US$58.54 and US$64.28 per bbl respectively, bringing the Company’s total hedged position as at 30th July to 5,463,000 bbls covering 2018 – 2023, as shown in Exhibit B below.

Pro forma for the hedges entered subsequent to quarter end the Company has approximately 66%, 39% and 34% of planned oil production hedged for the remainder of 2018, 2019 and 2020 respectively.

Exhibit B:  Sundance Energy Hedge Overview

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units( Bbls)	Floor	Ceiling	Units( Mcf)	Floor	Ceiling
2018	960,000	$64.75	$68.76	1,266,000	$2.84	$3.08
2019	1,937,000	$59.74	$65.91	1,932,000	$2.75	$3.18
2020	1,266,000	$53.36	$59.09	1,536,000	$2.65	$2.70
2021	612,000	$48.49	$59.23	1,200,000	$2.66	$2.66
2022	528,000	$45.68	$60.83	1,080,000	$2.69	$2.69
2023	160,000	$40.00	$63.10	240,000	$2.64	$2.64
Total	5,463,000	$55.95	$63.51	7,254,000	$2.71	$2.88

3

For more information, please contact:

United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)

76 112 202 883	30 June 2018

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	23,022	48,918
1.2	Payments for
	(a) exploration & evaluation	(552)	(1,911)
	(b) development	(33,375)	(39,768)
	(c) production	(12,073)	(18,378)
	(d) staff costs	(3,592)	(5,680)
	(e) administration and corporate costs (1)	(14,864)	(16,113)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid (2)	(9,127)	(12,846)
1.6	Income taxes paid (3)	—	(2,301)
1.7	Research and development refunds	—	—
1.8	Other (realised derivatives and GST)	(3,005)	(4,618)
1.9	Net cash from / (used in) operating activities	(53,566)	(52,697)

(1)         YTD includes approximately $12.1 million of transaction costs related to the Eagle Ford acquisition completed on 23 April 2018.

(2)         During the discrete second quarter and year-to-date two quarters ended 30 June 2018, the Company made two and three quarterly payments on its term loans, respectively.

(3)         YTD includes a $2.3 million U.S. Federal withholding tax payment related to interest on an intercompany loan.

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(39)	(100)
	(b) tenements (see item 10) (4)	(172,132)	(220,132)
	(c) investments	—	—
	(d) other non-current assets	—	—
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	—	—
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(172,171)	(220,232)

(4)         The Company paid $172 million during the second quarter of 2018 to acquire the tenements noted in Item 10 below.  This was in addition to a $48 million deposit made by the Company in the first quarter of 2018.

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	205,681	253,517
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options (5)	(10,246)	(10,246)
3.5	Proceeds from borrowings	250,000	250,000
3.6	Repayment of borrowings	(192,000)	(192,000)
3.7	Transaction costs related to loans and borrowings	(16,646)	(16,646)
3.8	Dividends paid	—	—
3.9	Other (provide details if material) (6)	(6,003)	(11,346)
3.10	Net cash from / (used in) financing activities	230,786	273,279

(5)         All transaction costs related to issuance of shares were settled in the second quarter with the completion of the Conditional Placement portion of the capital raise.

(6)         During the first half of 2018, the Company repaid its revenue advance from its oil purchaser in full ($18.1 million).  In addition, the Company realized a gain of $6.8 million from foreign currency derivatives put in place to protect cash flows associated with its equity raise in March and April 2018.

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,066	5,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(53,566)	(52,697)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(172,171)	(220,232)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	230,786	273,279
4.5	Effect of movement in exchange rates on cash held	142	146
4.6	Cash and cash equivalents at end of period	6,257	6,257

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	6,257	1,066
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	6,257	1,066

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	562
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salaries and bonus paid to the Managing Director during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	337,500	250,000
8.2	Credit standby arrangements (2)	—	12,000
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($87.5 million borrowing base as of quarter end).  The revolver was undrawn at 30 June 2018, except for the letter of credit noted in 8.2.

(2)         The Company has $12 million of letters of credit in place for minimum revenue guarantees under its new midstream contracts.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	(4,400)
9.2	Development	(53,800)
9.3	Production	(13,100)
9.4	Staff costs	(2,300)
9.5	Administration and corporate costs	(1,200)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows	(74,800)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Eagle Ford	Acquisition of 21,925 net acres, net of other non-core expirations	36,725	56,502	(1)

(1)         Excludes 5,606 net acres targeting non-Eagle Ford formations located within the same operating area.

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 July 2018

Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.